FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2000

GOLD RESERVE INC.


Address Of Principal Executive Offices: 926 West Sprague Avenue
                                        Suite 200
                                        Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                    No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Forward Looking Statements

The information presented in or incorporated by reference in this interim financial report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the
"Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise,"Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following risks:

-    actual reserves could vary considerably from estimates presently made,
-    volatility of metals prices and estimated metal production,
-    concentration of operations and assets in Venezuela,
- regulatory, political and economic risks associated with Venezuelan operations,
- inability to obtain adequate funding for future development of the Brisas property,
-    dependence upon the abilities and continued participation of key employees,
- other uncertainties normally incident to the operation and development of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. Exploration and development activities on the Brisas property, which commenced in 1992, have included surface mapping and geochemical sampling, assaying, petrology, mineral studies and metallurgical sampling as well as approximately 165,000 meters of drilling comprised of 763 holes.

The Brisas property is presently estimated to contain a total mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off), which is contained within an area approximately 1,900 meters long and 500 to 900 meters wide. Scattered drill holes to the west of the main body of the deposit demonstrate that mineralization continues for an unknown distance down dip to the west and to the north. Additional mineralized areas have also been intersected below the current mineralized resource.

Reserve Estimate Audits

The extensive data compiled by the Company, which serves as the basis of its pre-feasibility study, has been closely scrutinized by its consultants. Behre Dolbear & Company, Inc. ("Behre Dolbear") originally audited the Company's data collection procedures in 1997. In 1998, Behre Dolbear completed an additional audit of the Company's modeling and reserve methodology and in early 1999 verified the published reserve estimates.

In total, Behre Dolbear's audits have concluded that technical data collection procedures meet or exceed accepted industry standards; assay laboratories provide reliable and acceptable results; the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; estimating techniques used were an accurate representation for the reserves; drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

Total Mineral Resource Estimates

The mineral resource based on 0.5 gold equivalent cut-off grade is summarized in the following tables:


        Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade   kt        (g/t)   (%)     kt        (g/t)   (%)     kt       (g/t)   (%)     kt        (g/t)   (%)
--------------------------------------------------------------------------------------------------------------
0.50    221,042   0.805   0.111   145,028   0.690   0.155   40,103   0.733   0.110   406,173   0.757   0.127
==============================================================================================================



                  Measured**                Indicated**              Inferred**                Total**
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade             oz.     lb.               oz.     lb.              oz.     lb.               oz.     lb.
--------------------------------------------------------------------------------------------------------------
0.50              5.721   541.0             3.217   495.7            0.945   97.3              9.883   1,134.0
==============================================================================================================

** in millions

Reserve Estimate

Audited reserve estimates contained in the most recent pre-feasibility supplement have been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and calculated using $300 per ounce of gold and $0.80 per pound of copper (and $3.30/tonne revenue cutoff). The most current estimates are as follows:


         Reserve                          Au           Cu           Waste        Total
         tonnes       Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)  (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
---------------------------------------------------------------------------------------------------
Proven   187,443      0.814     0.119     4,906        491,841
Probable  47,411      0.682     0.205     1,040        214,309
---------------------------------------------------------------------------------------------------
Total    234,854      0.787     0.136     5,946        706,150      383,912      618,766      1.63
===================================================================================================


Outlook

The Company continues its work to complete a feasibility study on the Brisas property. The most recent supplement to the pre-feasibility study, which was originally completed in 1998, contemplates the implementation of on-site copper processing using the Cominco Engineering Services Limited (CESL) technology. The CESL process utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of the CESL process would eliminate significant transportation costs for the copper gold concentrates to an off-site smelter resulting in improved Brisas project economics.

Current cost estimates (U.S. Dollars), in accordance with the Gold Institute guidelines, result in cash operating costs of $153 per ounce of gold net of copper revenues (using $300 per ounce gold, $0.90 per pound copper and the CESL process). Total after-tax costs are estimated at $243 per ounce of gold (including operating costs (net of copper revenues), working capital, initial capital and life of mine capital less sunk costs).

Estimated cost per ounce of gold is determined net of copper revenues. As a result, the price of copper is a significant factor in determining net production costs. For example, every $0.10 per pound change in the price of copper results in a corresponding change in our cash and total costs of $13 per ounce of gold.

The proposed plant is presently estimated to cost between $350 and $400 million and process an estimated 55,000 tonnes per day, yielding an average annual production of as much as 362,000 ounces of gold and 46 million pounds of copper, over a mine life of 13 years. Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter. The Brisas property economics and plant design are subject to the results of the final feasibility study which management expects to complete in 2001.

Management's operational focus continues to be obtaining the required permits, securing additional sites required for process facilities, infrastructure, waste deposition and the completion of the final feasibility study. In addition, continuation or completion of metallurgical testing, geotechnical and hydrological investigations, electrical power supply and development and condemnation drilling will occur prior to completion of the final feasibility study. It is estimated that an additional $3 to $4 million will be spent for completion of the final feasibility study.

Reorganization

In February 1999, the shareholders of Gold Reserve Corporation (a U.S. corporation) approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc. (a Canadian corporation), the successor issuer. The primary purpose of the formation of a Canadian parent was to expand the Company's profile among Canadian investors who generally are significant investors in resource companies.

Gold Reserve Inc. continues to make filings with the U.S. Securities and Exchange Commission and The Toronto Stock Exchange along with the applicable Canadian Securities Commissions. After the reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate is essentially the same as before the reorganization.

Financial Overview

The December 31, 1999 balance sheet is derived from the audited consolidated financial statements as set forth in the Company's 1999 Form 20-F. You are urged to refer to the notes to those audited consolidated financial statements which also apply to these interim financial statements at March 31, 2000 and are not repeated here. The financial information given in the accompanying unaudited financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation for the periods reported.

The total financial resources of the Company, cash plus current and non-current marketable securities (primarily consisting of highly liquid US treasury and agency obligations), decreased $0.8 million from December 31, 1999 to approximately $19 million as of March 31, 2000. (All amounts are stated in U.S. Dollars).

                                      March 31,      December 31,
                                      2000           1999
-----------------------------------------------------------------
Cash and equivalents                  $  8,310,910   $  4,377,521
Marketable securities - current          5,489,132      9,884,909
Marketable securities - non-current      5,039,703      5,350,417
-----------------------------------------------------------------
                                      $ 18,839,745   $ 19,612,847
=================================================================

The overall budgeted corporate expenditures for 2000, excluding interest income estimated at approximately $1 million, is estimated at $3.2 million. Approximately $1.2 million will be spent directly on the Brisas property, primarily to complete a final feasibility study and related activities. The remaining budgeted expenditures relate to corporate management of the Brisas property, exploration activities other than on the Brisas property and general corporate activities. Management anticipates that its combined cash and investment position will be sufficient to cover estimated operational and capital expenditures (excluding estimated mine construction costs) associated with the remainder of 2000 and all of 2001.

Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including the price of gold, if and when mine development activities are commenced on the Brisas property, management's assessment of the financial markets, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group. Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management however, does not plan to raise funds through the sale of equity or debt for the next 18 to 24 months.

Consolidated net loss for the three months ended March 31, 2000 amounted to $543,681 or $0.02 per share compared to consolidated net loss of $895,990 or $0.04 per share for the same period in 1999. Other income decreased primarily as a result of lower levels of cash and investments. Expenses for the three months ended March 31, 2000 decreased over the prior period primarily as a result of various cost reduction measures undertaken by the Company and the timing of some expenses, partially offset by a loss on the sale of marketable securities.

Certain reclassifications of the 1999 financial statements have been made to conform with the 2000 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

As of May 30, 2000, the Company had the following shares and share options outstanding:
------------------------------------------------------------
Class A common                                    21,815,383
Equity units*                                      1,285,817
Options to purchase Class A common shares          3,263,240
------------------------------------------------------------

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into class A common shares of Gold Reserve Inc. on a one to one basis.

CONSOLIDATED BALANCE SHEET
March 31, 2000 and December 31, 1999 (unaudited)

                                       March 31,      December 31,
U.S. Dollars                           2000           1999
----------------------------------------------------------------
ASSETS

Current Assets:
Cash and cash equivalents              $  8,310,910   $  4,377,521
Marketable securities                     5,489,132      9,884,909
Deposits, advances and other                358,389        346,834
Accrued interest                             91,954        171,732
                                       ------------   ------------
Total current assets                     14,250,385     14,780,996

Property, plant and equipment, net       43,712,049     43,374,065
Marketable securities                     5,039,703      5,350,417
Other                                     1,263,769      1,295,014
                                       ------------   ------------
Total assets                           $ 64,265,906   $ 64,800,492
                                       ============   ============
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses  $    316,323   $    320,214
Note payable - KSOP                         184,419        184,419
                                       ------------   ------------
Total current liabilities                   500,742        504,633

Minority interest in consolidated
 subsidiaries                             1,005,573        992,587
                                       ------------   ------------
Total liabilities                         1,506,315      1,497,220
                                       ------------   ------------

SHAREHOLDERS' EQUITY
Serial preferred stock,
 without par value                                -              -
Common shares and equity units,
 without par value                      102,067,298    102,067,298
Less, common shares held
 by affiliates                             (403,331)      (403,331)
Accumulated deficit                     (38,719,957)   (38,176,276)
KSOP debt guarantee                        (184,419)      (184,419)
                                       ------------   ------------
Total shareholders' equity               62,759,591     63,303,272
Total liabilities and                  ------------   ------------
 shareholders' equity                  $ 64,265,906   $ 64,800,492
                                       ============   ============

CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2000 and 1999
(unaudited)

U.S. Dollars                                 2000           1999
                                        -----------    -----------
OTHER INCOME
Interest                                $   263,813    $   286,118

EXPENSES
General and administratie                   263,693        730,658
Technical services                          115,161        204,084
Corporate communications                     56,806         77,740
Legal and accounting                         33,531         42,987
Foreign currency loss                        38,151         44,741
Reorganization                                    -         69,976
Loss on sale of marketable securities       283,507              -
Interest                                      3,659          5,865
Minority interest in net income
  of consolidated subsidiaries               12,986          6,057
                                        -----------    -----------
                                            807,494      1,182,108
                                        -----------    -----------
Net loss                                $  (543,681)   $  (895,990)
                                        ===========    ===========
Net loss per share - basic and diluted  $     (0.02)   $     (0.04)
                                        ===========    ===========
Weighted average common
   shares outstanding                    23,101,200     22,730,840
                                        ===========    ===========


CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2000 and 1999
(unaudited)
U.S. Dollars                                          2000           1999

Cash Flows from Operating Activities:
Net loss                                          $ (543,681)    $ (895,990)
Adjustments to reconcile net loss to
 net cash used by operating activities:
    Depreciation                                      10,967          9,683
    Amortization of premium (discount)
     on marketable securities                        (11,481)        22,156
    Foreign currency loss                             38,151         44,741
    Minority interest in net income of
     consolidated subsidiaries                        12,986          6,057
    Net loss on sale of marketable securities        283,507              -
    Changes in current assets and liabilities:
       Net decrease (increase) in current assets      68,223        260,785
       Net increase in current liabilities            (3,891)        60,198
                                                 -----------     -----------
Net cash used by operating activities               (145,219)      (492,370)
                                                 -----------     -----------
Cash Flows from Investing Activities:
Proceeds from the sale and maturity of
 marketable securities                             7,607,312       4,000,000
Purchase of marketable securities                 (3,172,847)     (2,648,000)
Purchase of property, plant and equipment           (387,102)       (653,088)
Other                                                 31,245          34,531
                                                 -----------     -----------
Net cash provided by investing activities          4,078,608         733,443
                                                 -----------     -----------
Cash Flows from Financing Activities:
Proceeds from issuance of common shares                    -          12,543
                                                 -----------     -----------
Net cash provided by financing activities                  -          12,543
                                                 -----------     -----------
Change in Cash and Cash Equivalents:
Net increase in cash and cash equivalents          3,933,389         253,616
Cash and cash equivalents - beginning of period    4,377,521       2,848,189
                                                 -----------     -----------
Cash and cash equivalents - end of period        $ 8,310,910     $ 3,101,805
                                                 ===========     ===========

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              GOLD RESERVE INC.
                              By: s/ Robert A. McGuinness
                              Vice President - Finance & CFO
                              May 30, 2000